

14040013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC

ANNUAL AUDITED REPORT Mail Processing
FORM X-17A-5   Section
PART III   MAR 04 2014

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
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hours per response......12.00	

SEC FILE NUMBER
8-45304

FACING PAGE   Washington DC
Information required of Brokers and Dealers Pursuant to Section 17 of the
405
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   1/1/13   AND ENDING   12/31/13
mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JHW Financial Services, Inc. dba Financial Telesis, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

4340 Redwood Highway, Suite B-60
(No. and Street)

San Rafael   **California**   **94903**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James H. Williams   **415-526-2750**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200   **Walnut Creek**   **California**   **94596**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, **James H. Williams**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **JHW Financial Services, Inc. dba Financial Telesis, Inc.**, as of **December 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MATT J. MIRABELLA
Commission # 2034014
Notary Public - California
Marin County
My Comm. Expires Aug 16, 2017

_____
Signature

President
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☑	(a)	Facing page
☑	(b)	Statement of Financial Condition.
☑	(c)	Statement of Income (Loss).
☑	(d)	Statement of Cash Flows.
☑	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑	(g)	Computation of Net Capital.
☑	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☑	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑	(l)	An Oath or Affirmation.
☑	(m)	A copy of the SIPC Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☑	(o)	Independent Auditor's Report on Internal Accounting Control.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Annual Audit Report

December 31, 2013

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Annual Audit Report

December 31, 2013

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Table of Contents

675 Ygnacio Valley Road, Suite A200 *(925) 933-2626*
Walnut Creek, CA 94596 *Fax (925) 944-6333*

Independent Auditor's Report

To the Shareholder
JHW Financial Services, Inc. dba Financial Telesis, Inc.
San Rafael, California

Report on the Financial Statements
We have audited the accompanying statement of financial condition of JHW Financial Services, Inc., (a California corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JHW Financial Services, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

February 26, 2014

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Financial Condition

December 31, 2013

Assets

Cash and cash equivalents	$	1,407,612
Deposit with clearing broker		100,000
Commissions Receivable		5,432,662
Accounts receivable		177,035
Other assets		27,615
Equipment, net of $137,417 accumulated depreciation		154,151
Total Assets	$	7,299,075

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$	82,256
Commissions payable		5,517,333
Due to clearing broker		25,157
Deferred revenue		1,750
Total Liabilities		5,626,496

Stockholder's Equity

Common stock (no par value;10,000 shares authorized; 100 shares issued and outstanding)		5,000
Additional paid in capital		29,869
Retained earnings		1,637,710
Total Stockholder's Equity		1,672,579
Total Liabilities and Stockholder's Equity	$	7,299,075

See independent auditor's report and accompanying notes.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Income

For the Year Ended December 31, 2013

Revenue	
Commissions	$ 67,509,268
Investment Advisory Fees	14,221,462
Fee income	3,495,993
Consulting income	357,485
Other income	1,147
Total Revenue	85,585,355
Operating Expenses	
Commissions	81,403,491
Compensation	1,836,379
Professional fees	176,276
Rent	80,647
Depreciation	14,400
Other operating expenses	284,561
Total Expenses	83,795,754
Income Before Income Taxes	1,789,601
Income tax	42,468
Net Income	$ 1,747,133

See independent auditor's report and accompanying notes.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2013

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
December 31, 2012	$ 5,000	$ 29,869	$ 1,287,554	$ 1,322,423
Distributions	-	-	(1,396,977)	(1,396,977)
Net income	-	-	1,747,133	1,747,133
December 31, 2013	$ 5,000	$ 29,869	$ 1,637,710	$ 1,672,579

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2013

Cash Flows from Operating Activities		
Net income	$	1,747,133
Adjustments to reconcile net income		
to net cash provided (used) by operating activities:		
Depreciation		14,400
(Increase) decrease in:		
Commissions Receivable		(781,031)
Accounts Receivable		232,398
Other assets		(6,111)
Increase (decrease) in:		
Accounts payable		(37,827)
Commissions payable		691,823
Due to clearing broker		9,441
Deferred revenue		(1,860)
Net Cash Provided by Operating Activities		1,868,366
Cash Flows from Investing Activities		
Purchases of equipment		(106,032)
Net Cash Used by Investing Activities		(106,032)
Cash Flows from Financing Activities		
Distributions paid		(1,396,977)
Net Cash Used by Financing Activities		(1,396,977)
Net Decrease in Cash and Cash Equivalents		365,357
Cash and cash equivalents at beginning of year		1,042,255
Cash and Cash Equivalents at End of Year	$	1,407,612
Supplemental Disclosures:		
Taxes paid	$	42,468

See independent auditor's report and accompanying notes.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Notes to the Financial Statements

December 31, 2013

1. Organization

JHW Financial Services, Inc. dba Financial Telesis, Inc. (the "Company") a California corporation was incorporated on June 26, 1992, and registered as a broker-dealer under the Securities Exchange Act of 1934 in December 1992. The Company commenced securities transactions in January 1993. The Company engages primarily in the brokerage of mutual funds and other investment company products.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. No allowance for uncollectible accounts receivable has been recorded as all receivables are deemed collectible by management as of December 31, 2013.

Equipment
Equipment is recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life (5 years) of the asset. The Company's policy is to capitalize equipment purchases greater than $1,000.

Securities Transactions
Commission revenues are related to mutual fund transactions and are recorded on the trade date basis.

Investment Banking Fees
Investment banking revenues are earned from providing merger and acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable. Fees are earned in both cash and securities. Fees earned in the form of securities are valued at market.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
Commencing in 1995, the Company, with the consent of its shareholder, elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporate income taxes, the shareholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The provision shown is for applicable state income taxes. The Company is no longer subject to state income tax examinations by tax authorities for years before 2009.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Notes to the Financial Statements

December 31, 2013

2. Significant Accounting Policies (continued)

Income Taxes (continued)

Deferred income taxes are recognized for differences between the basis of assets and liability for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant for the Company.

The provision for income taxes shown consists of the Company's share of state income taxes of $42,468.

3. Deposit with Clearing Organization

The Company's clearing organization, Pershing LLC, requires that they maintain at least $100,000 in deposits.

4. Risk Concentration

The Company's cash and cash equivalents consist of cash held at three financial institutions where they each may exceed government insurance limits during the year. At December 31, 2013, the Company's uninsured cash balances totaled $1,259,631.

5. Employee Benefit Plan

The Company has a qualified 401(k) plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. At the Company's discretion, it can match a portion of the participants' contributions. For 2013, the Company's matching contribution was $113,081.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3- which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2013, the Company's net capital was $1,146,745 which exceeded the requirement by $771,645.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Notes to the Financial Statements

December 31, 2013

7. **Financial Instruments with Off-Balance-Sheet Credit Risk**

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

8. **Lease Obligations**

The Company leases office space in San Rafael, California. The lease term began on November 21, 2003 and has been extended to expire on January 31, 2015. The future annual minimum lease payments are as follows.

2014	$76,560	
2015	6,380	
Total	$82,940	

9. **Subsequent Events**

The Company has evaluated subsequent events through February 26, 2014, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

JHW Financial Services, Inc.
dba Financial Telesis, Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2013

Net Capital		
Total stockholder's equity	$	1,672,579
Less: Non-allowable assets		
Accounts receivable		344,068
Other assets		27,615
Equipment, net		154,151
Total non-allowable assets		525,834
Net Capital		1,146,745
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $5,626,496 or $5,000, whichever is greater		375,100
Excess Net Capital	$	771,645

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2013)

There were no material differences noted in the Company's net capital computation at December 31, 2013

See independent auditor's report and accompanying notes.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.
Schedule II

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2013

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2013

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Independent Auditor's Report on Internal Control Under SEC Rule 17a-5(g)(1)

To the Shareholder
JHW Financial Services, Inc. dba Financial Telesis, Inc.
San Rafael, California

In planning and performing our audit of the financial statements and supplemental schedules of JHW Financial Services, Inc., as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered JHW Financial Services, Inc.'s internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of JHW Financial Services, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of JHW Financial Services, Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by JHW Financial Services, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because JHW Financial Services, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of JHW Financial Services, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which JHW Financial Services, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that JHW Financial Services, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2014

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Shareholder
JHW Financial Services, Inc. dba Financial Telesis, Inc.
San Rafael, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by JHW Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating JHW Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). JHW Financial Services, Inc.'s management is responsible for JHW Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst Wintter + Associates

February 26, 2014

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
045304    FINRA    DEC
JHW FINANCIAL SERVICES INC    19*20
D/B/A FINANCIAL TELESIS INC
4340 REDWOOD HWY STE B 60
SAN RAFAEL CA 94903-2121
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ _98,644_

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (_40 850_)

   _____
   Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $_57,844_

   G. PAID WITH THIS FORM:
      Check enclosed. payable to SIPC
      Total (must be same as F above) $_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JHW Financial Service
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _26th_ day of _February_ , 20 _14_ .

_V.P. of Operat___
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _85,584,756_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

      Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _45,748,003_

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    Consulting Income and Interest Income   _358,882_
(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

    Enter the greater of line (i) or (ii)

    Total deductions

2d. SIPC Net Operating Revenues $_39,477,471_

2e. General Assessment @ .0025 $_98,644_
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